Filed by Washington Mutual, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Providian Financial Corporation
Registration No.: 333-126353

     Statements contained in this filing which are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between Washington Mutual and Providian, including future financial and operating results and performance; statements about Washington Mutual’s and Providian’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may” or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Washington Mutual’s and Providian’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of Washington Mutual and Providian. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Washington Mutual and Providian may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Providian may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) competition from other financial services companies in Washington Mutual’s and Providian’s markets could adversely affect each company’s operating results and business plans, including plans to expand Providian’s card originations through Washington Mutual’s branches and other channels; and (8) general business and economic conditions, including movements in interest rates, could adversely affect credit quality and loan originations and the costs or availability of funding. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the 2004 Annual Reports on Form 10-K of Washington Mutual and Providian filed with the Securities and Exchange Commission and available at the SEC’s Internet site (http://www.sec.gov). Neither Washington Mutual nor

Providian undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

     This communication is being made in respect of the proposed merger transaction involving Washington Mutual and Providian. In connection with the proposed transaction, Washington Mutual has filed a registration statement on Form S-4 with the SEC containing a preliminary proxy statement/prospectus for the shareholders of Providian, and Washington Mutual and Providian will each be filing other documents regarding the proposed transaction with the SEC as well. Before making any voting or investment decision, investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction and any other relevant documents carefully in their entirety when they become available because they will contain important information about the proposed transaction. The definitive proxy statement/prospectus will be mailed to Providian’s shareholders. The registration statement containing the proxy statement/prospectus and other documents are available free of charge at the SEC’s Internet site (http://www.sec.gov). The definitive proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing Washington Mutual’s website at www.wamu.com under the tab “About WaMu” and then under the heading “Investor Relations” or by accessing Providian’s website at www.providian.com under the tab “About Providian” and then under the heading “Investor Relations.”

     Washington Mutual, Providian and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Washington Mutual’s directors and executive officers is available in Washington Mutual’s proxy statement for its 2005 annual meeting of shareholders and Washington Mutual’s 2004 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2005 and March 14, 2005, respectively, and information regarding Providian’s directors and executive officers is available in Providian’s proxy statement for its 2005 annual meeting of shareholders and Providian’s Annual Report of Form 10-K, which were filed with the SEC on March 31, 2005. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders in connection with the proposed transaction is included in the preliminary proxy statement/prospectus, which is available now, and will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Final Transcript Conference Call Transcript WM — Q2 2005 Washington Mutual Earnings Conference Call Event Date/Time: Jul. 20. 2005 / 2:00PM PT Event Duration: 1 hr 11 min

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

CORPORATE PARTICIPANTS

Alan Magleby
Washington Mutual — VP, IR

Kerry Killinger
Washington Mutual — Chairman, CEO

Steve Rotella
Washington Mutual — President, COO

Tom Casey
Washington Mutual — CFO

CONFERENCE CALL PARTICIPANTS

Paul Miller
Friedman, Billings, Ramsey — Analyst

Charlotte Chamberlain
Jefferies and Company — Analyst

Bob Peck
Freemont Group — Analyst

Fred Cannon
KBW — Analyst

Bruce Harting
Lehman Brothers — Analyst

George Sacco
JP Morgan — Analyst

Eric Wasserstrom
UBS — Analyst

Robert Lacoursiere
Banc of America Securities — Analyst

Brad Ball
Prudential Equity Group — Analyst

Bob Napoli
Piper Jaffray — Analyst

Don Jones
Credit Suisse First Boston — Analyst

Joan Lappin
Gramercy Capital Management — Analyst

Blaine Marter
Lobe Partners — Analyst

PRESENTATION

Operator

     Good afternoon and welcome to the Washington Mutual second quarter 2005 earnings conference call. [OPERATOR INSTRUCTIONS] Today’s call is being recorded for replay purposes. The replay will be available approximately one hour after the call has ended today. The toll free number to access the replay is 800-925-4582. The toll or international number is (402)220-4182. This call is also being broadcast live and will be

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

archived for 30 days on the Company’s website. Now we will turn the call over to Mr. Alan Magleby, the Vice President, Investor Relations, to introduce today’s call.

     Alan Magleby - Washington Mutual — VP, IR

     Good morning and thank you for joining us today. I would like to welcome you to the Washington Mutual second quarter 2005 earnings conference call. I want to remind you that our presentation does contain some forward-looking statements concerning our financial conditions, results, and expectations and that there are a number of factors that may cause actual results in the future to be different from our current expectations. These factors include, among other things, changes in general business and economic conditions, competitive pressures in the financial service industry or legislative and regulatory changes that may impact our business. For additional factors, please see our press release and other documents filed with the SEC.

I would also like to state that the subject matter discussed in today’s call related to the proposed acquisition of Providian Financial Corporation has been addressed in the preliminary proxy statement prospectus filed with the SEC. We urge you to read the definitive proxy statement prospectus when it becomes available because it will contain important information. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Providian shareholders, in connection with proposed transaction, is included in the preliminary proxy statement prospectus, which is available now and will be included in definitive proxy statement prospectus and the other relevant documents filed with the SEC when they become available. With us today are Kerry Killinger, Chairman and CEO; Steve Rotella, President and Chief Operating Officer; and Tom Casey, Chief Financial Officer. At this time, I will turn the call over to Kerry.

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Thank you, Alan and good afternoon, everyone. Thanks for joining us for our second quarter earnings call. Earlier this afternoon we announced our second quarter net income of 844 million or $0.95 per diluted share. These earnings were up 73% on a per-share basis from $489 million or $0.55 per diluted share in the second quarter of last year. A net income of $1.7 billion or $1.97 per diluted share for the first six months of this year was up 53% on a per-share basis from the earnings from continuing operations in the first half of 2004. And the Board of Directors, again, increased the cash dividend by $0.01 per share to $0.48 per share.

Now, we’re very pleased with our strong second quarter results and the continued progress we are making in all of our business lines towards our long-term financial goals. For example, our retail banks earnings increased 20% from last year’s second quarter and we saw good account growth. The Home Loans Group produced net income of $209 million in the second quarter, compared to a loss of $59 million in the same quarter last year. And this was the fourth consecutive quarter of solid performance from this group. And lending volume from our Commercial Group was very strong, up 33% from last year’s second quarter. And additionally on a companywide basis, we continued to demonstrate greater efficiency and excellent expense control by lowering noninterest expenses by $20 million from the second quarter of last year.

Now, turning to our operating environment, we are keeping a close eye on external factors that can affect our future results. During the quarter, short-term interest rates continued to increase as the Fed tightened rates twice more. This resulted in a quarter-end Feds fund rate of 3.25%, while the ten year note declined from 4.62% to 3.94% at quarter’s end. This further flattening of the yield curve does make our operating environment a bit more challenging.

Now, over the long-term, we expect that our net interest margin would be in the 2.9 to 2.95% range, if not for the lag effect of our asset repricing during periods when short-term interest rates are rising or falling. Our net interest margin is expected to be above this range when short-term interest rates are falling and below this range when interest rates are rising. Now, with the Fed increasing short-term interest rates by 225 basis points over the past year, our margin has been impacted. For example, in the second quarter, the margin was about 25 basis points below the 2.9 to 2.95% range. So, with over $300 billion of assets, this reduced margin impacts annualized net interest income by about $750 million. Now, you may all have your own view on the — on when the cycle of the Fed increases will stop, but when it does, it’s important for investors to consider the impact of a stable interest rate environment on our net interest margin.

Now, home loan lending continued to be strong across all of our markets and although fixed rate loan demand has increased, our option ARM products continue to be popular with customers. We’re also observing a potential overextension of the housing market in some regions of the country and there are clear signs of speculation in some markets. In certain markets, housing prices have been rising faster than incomes and rents for quite some time, reducing housing affordability. We feel these trends are not sustainable over the long-term and we could eventually see slowing of growth or even potential for declines in home prices in some of the markets.

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

Now, many factors converge to influence markets in a given market, including interest rates, job creation or loss, and supply and demand and balances. This makes it difficult to determine when and by how much a particular market may be impacted. But we are being very proactive in managing this risk. Specifically, we continue to sell off nonperforming assets. We are selling about 75% of our current option ARM production and we periodically sell loans and residual interest identified as not providing adequate risk adjusted returns. This proactive position is reducing our loan growth some, which Tom will cover in a few minutes, but we believe this is the smart thing to do at this point in the cycle.

Now, you can see that our credit performance continues to be outstanding, reflecting our focus on risk management as well as the strength of the economy of the national job market. The take away is that while many of the concerns so prominently featured in the press are justified, we believe we can effectively manage our exposure within the likely range of potential market changes if we’re disciplined and vigilant in our lending standards, portfolio management, and reserving methodology.

The last factor regarding the operating environment I’d like to comment on is the expansion of our retail store network. Consistent with the strategy we’ve had for quite some time, we are now finding that strong competition for prime locations, combined with the strenuous return on investment criteria that we have has led us to modestly adjust the total number of stores that we will be opening this year. And Steve is going to comment on that in a few minutes. However, we continue to expect that we will open more new retail banking stores, locations this year than any other financial services company in the country.

Now, shifting gears a bit, I would like to give just a few highlights from our June Board of Directors meeting. Annually, our Board of Directors holds an extended meeting to do a comprehensive review of all of our key constituencies, strategies, and assesses our progress towards our five-year strategic plan. Following this year’s review, the Board reaffirmed its commitment and confidence in our ability to execute and deliver on our long-term goals of the high teens return on equity and double-digit earnings per share growth over the period. The Board believes that successful execution of plan is likely to lead to creation of significant shareholder value.

Now, as you know, some of the highlights of our new five-year plan include strong growth expectations from each of our business lines and appropriate risk management oversight. In addition, the Board supports our strategy over the five-year plan to continue to diversify our asset profile by reducing the percentage in prime, residential loans, and mortgage servicing rights, and increasing the percentages of home equity, multi-family, commercial real estate, nonprime residential and credit card receivables. Now, if you have been following our company over the last few years, you will have seen the progress we’ve already made in changing our balance sheet, our risk management, and our business mix. We have left our thrift legacy far behind. Now, nearly half of our loan portfolio today is made up of assets other than prime single family residential loans. On the other side of the balance sheet, we have over 9.4 million retail checking accounts and the corresponding fee income that comes from those accounts and our other fee initiatives.

Now, post the merger with Providian, we are also committed to managing our mortgage servicing right within a range around 25% of our shareholders’ equity over time. Although market pricing and the level of interest rates as well as other dynamics beyond our control will affect short-term value of the MSR, we would expect to maintain the MSR balances within a range of 15 to 35% of shareholders equity. Now, investors should take note that maintaining our MSR at about 25% of shareholders’ equity is similar to a well-diversified competitor such as Wells Fargo, versus a less diversified competitor such as Countrywide. This reflects our long-term desire to build diversified businesses with more stable returns across various economic cycles.

Now, I’d like to give you a quick update on the merger with Providian Financial. First, both companies are committed to getting this deal done quickly and to take advantage of the revenue synergies immediately after the transaction closes. Steve will explain the steps we’ve already taken to ensure a fast and effective integration of Providian into the organization. This will be a transformational event for our company as Providian brings us a strong, performing credit card operation which has been a major hole in our product line. In addition, it gives us the opportunity to diversify our assets and sources of earnings by providing recurring fee income and good risk-adjusted returning assets.

Now, as you can imagine, we’ve been very busy since the June 6, merger announcement. We have filed our application with the Office of Thrift Supervision, Providian announced earlier today that an August 31, meeting date for its shareholders to vote on the transaction. After our combined initial proxy and registration statement cleared the SEC last week. And as Steve will cover, our integration plans are proceeding very well and we expect to hit the ground running. We continue to target the closing of the transaction for early in the fourth quarter of this year.

And as we previously announced, we intend to modify our long-term target for the tangible equity to tangible asset ratio to 5.5% up from 5.0%. Based on working intensively with the teams at Providian, I’m even more confident that the combination of Providian’s customer base and expertise in the credit card industry, in combination then with our financial strength and premiere retail banking franchise at Washington Mutual will generate long-term shareholder value through increased growth and improved diversification.

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

Now, I’d be remiss if I didn’t touch on our mortgage business here. A year ago at this time, I talked to you about the challenges we were experiencing in integrating the acquired mortgage banking companies effectively into our operations. I said we would address the challenges by hiring top mortgage talent, attacking our cost structure and reducing the volatility in our MSR hedging. In short, we said we’d fix our mortgage business and 12 months later, we have done exactly that. We have produced four solid quarters and are now positioned for significant growth.

Now, specifically over the past 12 months, we’ve completed the integration of our mortgage servicing operations. We’ve closed retail mortgage banking offices in locations where we didn’t have a retail banking presence. We substantially improved the number of loan serviced and closed per FTE and we reduced the operating expense in our Home Loans Group by close to $400 million on an annualized basis, as of the second quarter of this year with the — compared with the same quarter of a year ago.

Over that time, we hired many leading professionals with mortgage expertise. Steve Rotella was hired as President and COO of Washington Mutual. Dave Schneider was hired as new President of our Home Loans Group; Taj Bindra as Head of our Mortgage Finance and Servicing Operations; Dr. Youyi Chen as Head of Mortgage Analysis and Prepayment Modeling; Steve Fortunato as CFO of Home Loans; and John Berens as Head of Mortgage Servicing. These additions, along with our existing team, now position us to go toe to toe with any competitor in the business. Furthermore, with other new hires, including Robert Williams as Treasurer and the strong Providian team of Joe Saunders, Tony Vuoto, and Warren Wilcox, I can say that this is the strongest management team we’ve ever had at WaMu and shows our commitment to creating a best in class management team that can deliver results for our shareholders.

I’d like to wrap up by welcoming two new Board members to our Board of Directors. Chuck Lillis a former CEO of MediaOne, current co-Founder and Managing Director of LoanTree Capital, Englewood, Colorado, joined our Board in June. Chuck brings telecommunications and private equity expertise to our Board. Second, Orin Smith, recently retired CEO of Starbucks joined our Board this month. Orin brings expertise in retailing, branding, financial, and operational expertise, as well. Now, with saying that, I’d now turn things over to Steve Rotella, our President and Chief Operating Officer for a more in-depth review of the business line. Steve?

     Steve Rotella - Washington Mutual — President, COO

     Thank you, Kerry. As our strong second quarter results indicate, our business model continues to perform well. We’re building momentum within each business line and increasingly across all units as we pursue several high value cross business initiatives which I’ll come back to in a few minutes. In the retail bank, we increased net income by 20% year-over-year. We added 388,000 net new transaction accounts in the quarter. That’s up 13% from the first quarter. And we became the number one home equity lender in our retail banking footprint.

In the Home Loan Groups, as Kerry mentioned, we continued to add industry leading talent, we delivered improvements in efficiency and productivity and we increased lending volume 17% from the first quarter. The commercial bank — the Commercial Group, excuse me, continued its scale and efficiency leadership in the multi-family market and we set all-time record volumes at our subprime lender, Long Beach Mortgage Company.

I will now take a deeper look at each of our business lines. First, the retail bank. The net income of our retail bank totaled 579 million in the second quarter. Retail deposits grew $1.2 billion in the quarter and were up 5% from a year ago. Driven by new store openings and the continued success of our retail bank team in meeting customer needs, we opened 244,000 net new checking accounts in the quarter, that’s up 28% from the same quarter in 2004. Now, included in that checking account growth number were 49,000 net new small business accounts. That’s up 45% from last year’s second quarter. We see big growth potential in banking relationships with small businesses and we will continue to drive for greater participation in this business segment.

Now, during the quarter, we opened 30 new retail banking stores in existing markets for a total of 59 through the first six months. As Kerry mentioned, competition for prime locations is strong. Nonetheless, we have a robust slate of store openings scheduled for the second half of this year. Our innovative retail store strategy continues to differentiate us from the competition but at the same time, we’re maintaining a very disciplined investment approach. We now forecast the year’s openings to total between 200 and 225. We intend to continue strong expansion efforts in the future, but have not yet established a target for 2006.

Our lending volumes in home equity loans and lines of credit continued their strong pace, totaling about $11 billion in the quarter, that’s up 23% from the first quarter, which pushed our balances outstanding to 48 billion and that’s a 34% increase in the past 12 months. As I noted earlier, we’re number one in our footprint. As we expected, our noninterest income in the retail bank rebounded from 695 million in the first quarter of the year to 751 million in the second quarter, an 8% increase. These revenues were also up 7% from 703 million in the second quarter of last year. Higher depositor and other retail banking fees, which make up the largest portion of noninterest income drove this improvement.

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

I would note that during the first quarter, most of our peers experienced an absolute decline in fee income from the fourth quarter of 2004. While some of this was due to seasonally driven consumer-spending habits, it also reflected a trend toward lower overdraft and NSF charges per customer. The increase in depositor and other retail banking fees we saw in this, the second quarter, was primarily due to rebounding of consumer spending habits often seen in the second quarter. Finally in retail, a key metric we use to measure our performance in meeting the needs of our customers is our cross-sell ratio. We continued to see a cross-sell ratio increase. It was up to 6.02 in the second quarter compared to 5.79 a year ago.

Now, I’d like to shift to our Home Loans Group. Net income in the quarter was 209 million compared to 242 million in the first quarter. We continued our focus on the most profitable distribution channels, retail and wholesale, which combined for 75% of our loan volume during the quarter. Second quarter gain on sale results remains strong, but were slightly lower than the previous quarter as we experienced a slight shift in consumer preference to fixed rate products.

As I mentioned in the first quarter conference call, we believed it would be difficult to sustain the same level of gain on sale as the first quarter, if this shift were to occur and if the yield curve continued to flatten, which it did. We also continue to strengthen and improve our operating and risk management programs in home loans. There’s a high level of discipline, oversight, and analytics around our MSR management program, which has produced stable results now for four consecutive quarters, which Tom will review in a few minutes. Our attention to credit quality and control is unwavering and we are very proud of our strong credit record and intend to maintain it. Our secondary market capabilities and results have been very good, part of our proactive risk management practices and lastly, we continue to refine our underwriting processes, including rolling out our automated enterprise decision engine across our mortgage operations to further improve consistency in loan pricing, as well as reduce operating costs and enhance cross-selling.

We also continued to improve our efficiency this quarter in home loans as loans originated per operations FTE increased 28% and loan service per FTE improved 38% from the second quarter of 2004. During the second quarter, we expanded our origination capabilities by adding 150 new loan consultants with the intention of more additions in the future. I’m also very pleased to add David Schneider to our strong team to head up our home loans business. David has an outstanding background and exceptional leadership experience in the mortgage banking industry as well as consumer lending, retail banking, and corporate finance. David will lead the already outstanding group of senior-level staff, which Kerry previously mentioned. This dynamic group of individuals has a combined 109 years of mortgage experience. I’m particularly proud of the strong team we’ve assembled internally and to external hires and I truly feel that we’ve created a mortgage team that will prove to be the best in the industry. The take away here is that our Home Loans Group is competitive and growing.

Our Commercial Group also posted solid results. Net income for the group is 151 million compared to 200 million in the previous quarter and I’d ask you to please note when you do your comparisons that in the first quarter there was a one-time gain of $59 million, recognized on the sale of real estate investment property. Our multi-family lending business continued its national leadership position in the quarter. Our multi-family lending volume of $2.5 billion was up 5% from the level in the same quarter a year earlier and 16% from the first quarter of 2005. During the first quarter of this year, we became the leading multi-family lender in the New York market. The key to our leadership position in multi-family and our success is simple: Our team continues to drive additional productivity from what we already believe is the low cost provider in the industry, which enables us to price very competitively while driving an excellent return for the Company. We expect to expand our presence in New York and other key markets, we’ve recently entered along the East Coast to further our leadership position.

On the subprime front, Long Beach Mortgage Company produced record volume for the second straight quarter with total loan volume of 8.2 billion, which was more than double the volume from a year ago. In addition, delinquencies on loan service by Long Beach as a percentage of outstanding balances hit a five-year low. Over the past year, Long Beach has also significantly improved its operations and efficiency. We are now working on expanding their reach by adding new account executives, expanding fulfillment centers to accommodate volume and enhancing call centers and direct mail programs.

Let me turn to some cross-business initiatives, during the second half of 2005 and in 2006, we will be increasingly focused on positioning ourselves for additional growth across our businesses through several key initiatives. First, the sale of home equity loans to our first mortgage customers and through alternate distribution channels. There’s a natural, fairly easy opportunity that to date has not been vigorously pursued but has great potential to add home equity volume and deepen relationships with customers. In fact, in the second quarter, that number was $1 billion, up 75% from last year and it’s growing.

Increased sales of first mortgage loans to our nearly 2,000 retail banking stores. While we have been selling mortgages in our stores, our model has not been consistent nationally. And we see upside here. The delivery of subprime loans to appropriate customers who have been turned down by our prime mortgage or home equity applicants. This is a sizeable opportunity.

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

And leveraging our much-improved online banking capability. In May, we relaunched WaMu.com with improved ease of use, better organization and enhanced capability for direct marketing and selling of products. In the month of June, we were ranked number one by Gomez for response time. We’ve seen consistent growth in customer adoption and usage of online bill pay, which, as you know, is a great customer retention vehicle. We intend to accelerate delivery of enhanced functionality to drive even greater adoption by our customers. And, of course, acceleration of credit card offerings to our retail bank and home loans customers resulting from the Providian merger and also the sale of retail banking and mortgage products to current Providian cardholders.

To aid us in these efforts, we are rolling out our enterprise decision engine, a common credit decisioning engine to all businesses and real-time personalization, a new point of sale tool for our retail store and telephone service representatives that tailors information reflecting each customer’s potential product needs. All of these initiatives are being actively worked and are in the various stages of implementation. As they progress, each will add to our growth.

Before I wrap up and turn it over to Tom, I’d like to follow up on a few of Kerry’s comments about the upcoming merger with Providian. We are very excited and energized about this opportunity. In the few weeks since the announcement, both Washington Mutual and Providian have formed integration teams and I do want to emphasize that this integration effort is being conducted with minimal to no impact on our other business activities. In particular, there has been zero impact to our home loans business. Not one individual from the home loans business has been needed in the integration effort for Providian. All business groups related to the card integration have conducted many individual planning meetings, we held a full integration team meeting with about 75 key managers and support staff here in Seattle, initial business plans for day one conversion, post-merger operations, expected revenues and expenses have been drafted.

Joe Saunders and I are personally leading the joint integration team, meeting at least weekly to review progress and resolve any issues and I can assure you that we’re off to a fast start to ensure a quick transition and maximization of the synergies. We are also developing special programs to market credit cards to Washington Mutual customers as soon as possible after the close of the transaction. We were attracted to Providian and their management team because of their nimbleness, outstanding customer analytics and risk management capabilities, which enable them to react and take advantage of a changing marketplace. So far we are even more convinced that this is a transformational opportunity for both firms with a strong cultural and customer fit. Our desire is to leverage the financial and administrative strength of Washington Mutual so that the Providian team can concentrate even more intently on their core competencies and drive value for both their and our customers. We’re all very focused on the opportunity to add this critical product in a transaction that we expect to be accretive in the first year.

So, to wrap up, all of our business lines are effectively executing on their operating plans. Our retail bank is growing earnings by consistently adding new customers each quarter and being the number one home equity lender in our footprint market. The Home Loans Group is competitive, has a very strong leadership team, is growing and driving solid loan volume at profitable margins. And the Commercial Group is the undisputed leader in multi-family lending and is profitably growing its share in the subprime market. I will now hand it off to Tom Casey to go into more specifics on the financial performance of the quarter.

     Tom Casey - Washington Mutual — CFO

     Thanks, Steve. As Kerry and Steve highlighted, we had another excellent quarter. With that as a backdrop, I’m going to spend my time this afternoon giving you additional detail on our quarterly results. I will also give you our outlook on our key earnings drivers for the remainder of the year.

First look at our asset growth. We continue to generate strong asset growth with a 16% increase in total assets over the past 12 months and 5% year-to-date to 323.5 billion at June 30. As Steve mentioned, loan volume of 67.6 billion was up nicely at 14% higher than the first quarter. Our primary goal for balance sheet management is to deploy our capital in ways that are most effective in achieving our long-term financial goals. During the current quarter, we chose to designate about three quarters of our option ARM home loans as held for sale, based upon a continued strong secondary market demand for this product. The secondary market demand for subprime loans also remained very strong. So this quarter we designated all of our sub prime loan volume for sale.

However, we continue to add home equity and multi-family loans to our portfolio. Home equity in lines of credit increased 6%. And multi-family loans were up 4% on a linked quarter basis. Driving asset growth for the quarter was a $10 billion increase in loans held for sale, which ended the quarter at 51.1 billion. Given the strong demand for option ARMs in the secondary market, we also transferred $2.9 billion of option ARMs out of the portfolio and into loans held for sale in the second quarter. This transfer was part of the proactive risk management of our boom portfolio

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

that Kerry mentioned. We continue to have strong loan production across our products and through the first half of the year, we’re on track with our targeted asset growth level.

Moving on to deposits, total deposits have increased 13% from the end of the second quarter of last year. Retail deposit growth has been steady. Increasing 1% on a linked quarter basis. And 5% over the past 12 months. This controlled growth reflects our disciplined pricing strategy. Regarding the mix of deposits, we continue to see customers shift funds into time deposits to obtain higher yields as rates rise. For the quarter, time deposits grew 4.3 billion to $36.2 billion. We continue to see the benefit of our disciplined deposit pricing strategy in our net interest margin as overall cost of interest-bearing deposits continues to lag interest rate increases.

Over the past 12 months, three-month LIBOR has increased 190 basis points and Fed funds are up 225 basis points, while the 10-year rate has declined about 70 points. Given this challenging rate environment, we’re very pleased with the effectiveness of our overall interest rate risk management strategy, which limited our net interest margin compression to 20 basis points. From 2.86% in the second quarter of last year to 2.66% this quarter. Notwithstanding our lower net interest margin, our asset growth has driven a 7% increase in net interest income to $1.93 billion from the same quarter in 2004. Net interest income was also up 2% on a linked quarter basis. While we expect the environment will continue to be challenging, with a net interest margin of 2.69 for the first half of the year, we remain comfortable with our current guidance of a range of 2.6 to 2.7% for the year.

Another area we are intently focused on is credit risk management. Our credit quality remains strong. At the end of the second quarter, nonperforming assets as a percent of total assets was only 53 basis points. Our loan loss provision for the quarter was $31 million, slightly below net charge-offs of $39 million. Certain loan products, such as interest-only and option ARMs have received heightened interest over the past quarter. I want to share with you an overview of our loan portfolio that will help you understand why we believe that our risk portfolio in these two loan types is very manageable.

We currently hold about $8.8 billion in interest-only loans in portfolio. Virtually none of these loans had a loan to value ratio at origination in excess of 80%. Regarding option ARMs, we have been originating and servicing that product as long as anyone in the business. At the end of the second quarter, the aggregate amount of negative amortization on these loans, that is the amount that individual loan balances have exceeded their balance at origination, is $26 million or 4 basis points on outstanding balances of $66.5 billion. About 8% of our current portfolio of option ARMs had loan to values at origination in excess of 80% and less than 2% of the portfolio had loan to values at origination above 90%. We expect the negative amortization to continue to grow during a period of escalating short-term interest rates, as we are now experiencing and we will continue to closely monitor our risk profile of the product. A final note is that we do not make option ARM loans in the subprime market.

Now, let’s review our noninterest income results. Total noninterest income of 1.27 billion was up 42% from a year ago. The primary driver of the increase was improved revenue from the sales and servicing of home mortgage loans and MSR risk management activities. A quick note before we go through some details. We made a change on the first line of the noninterest section of our income statement. To be more descriptive, we changed the first line item to be revenue from sale and servicing of home loans, which totaled $118 million in the second quarter. The title on this line item previously was home loan banking income. While the names changed, the numbers are the same.

I’d now like to take you — I’d like you to look at the schedule on page WM-15. Detail of revenue from sales and servicing of home mortgage loans, which we re-organized to better — for better alignment of the gain on sale of loans and the results of our servicing operations and its related hedging activities. When you combine the $118 million with the $285 million from on-balance sheet hedging gains, the quarter’s total results of 403 million was the fourth straight quarter of strong performance.

Let’s first review the gain from home loans and originated mortgage-backed securities, which, net of hedging and risk management activities, was $170 million during the second quarter. And although down from 261 million in the first quarter, it was a solid quarter as the market for option ARMs continued to be strong. During the quarter, we sold $37.3 billion of loans up slightly from 38.4 billion in the first quarter. Our resulting gain on sales margin for the quarter was 46 basis points, compared to 75 basis points last quarter.

The loan sales volume and gain on sale margins of our prime home lending operations continued to be strong and on par with the first quarter of this year. However, the second quarter’s gain on sale and its related margin was negatively impacted by losses on derivatives used to hedge our subprime loans, which we account for at the lower of cost or market. While these hedging losses reflected in the quarter $79 million loss from derivatives, we were not able to recognize any offsetting gains inherent in the loans held for sale under low comp. Any embedded gains on these loans will be recorded when they are sold during the third quarter. While gain on sale margins continued to be very competitive, and we are seeing some shift in product mix, with over $50 billion in loans held for sale at quarter-end, we are well positioned to generate solid gains from home loans in the third quarter.

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

Working our way down WM-15, you can see we have given some additional disclosure on our mortgage servicing revenue, including the performance of our hedge and on-balance sheet trading and available for sale securities. The changes in hedging strategy we made last fall continue to work effectively in delivering good results in a difficult interest rate environment. I would also bring your attention to WM-16, where we made changes to help you more clearly see the results of our risk management efforts. The top part of the schedule clearly sets forth the movement of the net change in mortgage servicing right valuation and the bottom part outlines the performance of our hedging activities.

As you know, last year’s second quarter was impacted by movements in interest rates and changes in the spreads between mortgage and in interest rate swaps. As a result, we adjusted our hedging strategy and have delivered four quarters of stable MSR results. At quarter-end, the cap rate for MSRs was 1.05, compared to 1.34 a year ago. Please remember that MSR is a highly-sensitive to market conditions and even though this quarter’s MSR performance was effective given the current interest rate environment, we will see some quarter-to-quarter changes.

Last, let me touch on noninterest expense. During the second quarter, we again demonstrated effective expense management, holding noninterest expense of $1.83 billion, nearly flat for the sixth quarter in a row, in spite of significant investments in our commercial and retail banking businesses. Our operating efficiency ratio improved to 56.49% for the first half of 2005, from a 65.92% same period last year. As we continue to see our revenues grow and our expense initiatives working.

Our Home Loans Group reduced expenses in the first half of 2005 by over $200 million from the first quarter — for the first half of last year. Our retail bank and Commercial Group are also driving significant efficiencies as they grow their businesses. I do expect some increases in our expense levels in the second half of the year from the current run rate, as we significantly increase the number of stores in the second half of the year. The bottom line: Our expense management is working quite well.

Before I turn the discussion back to Kerry, let me just summarize for you our present view concerning the six earnings drivers we identified last fall. This guidance does not factor in the acquisition of Providian and we will update you with new drivers after the transaction closes. First asset growth. Based on our ongoing strong origination volumes, we continue to feel we can achieve asset growth in the range of 10 to 12%. However, as I commented, our ultimate goal is to effectively deploy our capital so we will continue to evaluate our alternatives, including share repurchase and invest capital where we believe it will create the greatest amount of long-term shareholder value.

Net interest margin, as I said, with a net interest margin of 2.69% for the first half of the year, we remain comfortable with our guidance range of 2.6 to 2.7% for the year. With regard to the provision, credit remains strong with delinquency and loss severity below our original forecast. Assuming credit quality doesn’t deteriorate significantly and our asset mix remains similar in the second half of the year as we would expect, our provision to fall in the lower end of the — of our guidance range of 150 to 250 million.

Fourth, as we can see on WM-15, at this point — mid point of the year, we have earned $1.028 billion in home loan mortgage banking, compared to our initial guidance of about $1.4 billion. At this point, if the current environment persists, we could see the revenue item increase to 1.6 billion. Now we’re modifying our guidance to be in the range of 1.4 to 1.6 for the year. Again, the variables in this driver will be the mix of our products and gain on sale margins involving gain on sale as well as the market environments affecting the MSR performance. Also keep in mind that the MSR performance is tied in part to the level of interest rates at the end of the period.

I need to make one clarifying point on this driver. When measuring this driver, we are using schedule WM-15. This schedule combines our total revenue from sales and servicing the home mortgage loans with the impact of other MSR risk management, which GAAP requires be classified on the face of the income statement as trading securities or gain from other available for sale securities. As you can see on this schedule, the volume of activity in the other MSR risk management area has increased significantly since 2004. This is due to the change in our MSR hedging strategy, to use more on-balance sheet investments, such as PO securities.

Depositor and retail banking fees as Steve discussed, we saw some seasonal recovery in our deposits and retail banking fees. We continue to open new stores and drive in new customers, which is critical to continuing the growth in the fee income. On a year-over-year basis these fees were up 7%. At this point, I’d expect that depositor fee income will come in toward the lower end of our 8 to 10% guidance range.

And finally, on expenses, you’ve heard me many times today, our expense management is working, we started the year with positive momentum and I’m comfortable with the current guidance of 7.5 billion. For the third year in a row, we will hold expenses to approximately that level while continuing to grow our retail banking franchise. Right now, this is how we’re seeing the earnings driver 2005. Again, remember these drivers do not reflect the merger of Providian. With that, I will turn the discussion back to Kerry for his closing remarks.

     Kerry Killinger - Washington Mutual — Chairman, CEO

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

     Well, thanks, Tom. Again, overall, the Company continues to perform well. Our Retail Banking Group had an excellent second quarter, has good momentum heading into the second half of the year. Our Home Loans Group is competitive and growing, our Commercial Group is making excellent progress, we look forward to completing in a timely integration with Providian and our major risks appear to be well-managed. So overall, we’re encouraged with the outlook for the second half of 2005 and into 2006. We will continue to face net interest margin pressure until we get a period of stable short-term interest rates. But beyond these short-term cyclical influences, I’m confident that we’re on track towards executing our five year plan and achieving our long term targets of a high teens return on equity and double digit earnings per share growth. So with that, Steve, Tom, and I would be happy to take your questions. So let’s go on and do the question period.

QUESTION AND ANSWER

Operator

     Thank you. [OPERATOR INSTRUCTIONS] Our first question comes from Paul Miller with Friedman, Billings, Ramsey.

     Paul Miller - Friedman, Billings, Ramsey — Analyst

     Thank you. My question is to do with your pay option ARMs sales. One, we know that the secondary market for pay option ARMs has been very, very strong. Is that one of the reasons why you decided to sell more than keep it? Because WaMu has always been traditional holder of pay option ARMs? And secondly, with Fitch and S&P making the dealers hold — increase their subordinated tranches on pay option ARMs, a lot of people are expecting the pay option ARM gain on sale to decline. Do you expect that same thing going into the third quarter? And would that make your adjustments between holding the pay option ARMs or selling them with — will that change going into the third and fourth quarter?

     Tom Casey - Washington Mutual — CFO

     Yes, Paul, this is Tom. As I said in my comments, we continue to evaluate kind of a best execution framework on holding versus selling. And so, for the first half, it’s been selling option ARMs as Kerry said, more than three quarters of our production. With Fitch and S&P changing their criteria, we don’t see it having a significant impact on the gain on sale. But clearly we continue to monitor that situation and the overall gain on sale versus holding on balance sheet and we’ll continue to be disciplined in making that decision. So if the environment was to shift, you may see us shift our strategy.

     Paul Miller - Friedman, Billings, Ramsey — Analyst

     But you don’t — okay, because most people that we are hearing, that it will change gain on sale. But you don’t think — on the new subordinated tranches, but you don’t think it will?

     Tom Casey - Washington Mutual — CFO

     It will change them, but I don’t think it’s significant.

     Paul Miller - Friedman, Billings, Ramsey — Analyst

     Okay. Hey, Tom, thank you very much.

     Tom Casey - Washington Mutual — CFO

     Thanks, Paul.

Operator

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

     Our next question comes from Charlotte Chamberlain, Jefferies and Company.

     Charlotte Chamberlain - Jefferies and Company — Analyst

     Yes. When you gave your guidance for Providian, that it would be accretive starting — I guess in 2007, you’ve made a couple of modifications here in terms of guidance on portfolio growth and also MSRs to capital. I was wondering when you gave that guidance, had you already had those — the 25% MSRs to capital and also the increase in tangible net worth to 5.5% bogey, had you already made those assumptions?

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Hi, Charlotte, this is Kerry. I will answer that.

     Paul Miller - Friedman, Billings, Ramsey — Analyst

     Hi there.

     Kerry Killinger - Washington Mutual — Chairman, CEO

     First, we actually expect the Providian transaction to be accretive in 2006.

     Charlotte Chamberlain - Jefferies and Company — Analyst

     Okay.

     Kerry Killinger - Washington Mutual — Chairman, CEO

     So, both on a reported earnings basis as well as a cash earnings basis, and we did factor into that analysis the increase in our targeted tangible equity ratio to 5.5% from 5% and we also had factored in internally, as well, measured — management around our mortgage servicing rights. So, there’s really no significant shift from any of the guidance that we’ve given today that would indicate anything different than what we laid out for the Providian transaction.

     Charlotte Chamberlain - Jefferies and Company — Analyst

     Okay, great, thanks.

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Thank you.

Operator

     Our next question comes from Bob Peck, Freemont Group.

     Bob Peck - Freemont Group — Analyst

     Hi, Kerry I wanted to ask you, you clearly had a busy year over the last, well, 12 months, maybe 18 months, in the hiring a lot of terrific people. You’ve bought a credit card company, which is consistent with the strategy you had laid out over time and also I think everyone would agree that you’ve now turned around the home loan division. I mean, in fact, even Charlotte had to upgrade your stock. So, I’m wondering if you could just

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

step back a little bit after catching your breath and tell us what priorities, either strategic or operational, you’re now focused on to make sure that you reach your five-year financial goals?

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Well, thanks, Bob. And I appreciate the comments. I do — as I indicated in my comments, I think — we had some challenges we needed to address head-on a year ago. We acknowledged them, we laid out a plan and I think we have executed on those. I feel very good about how well the team has performed. As I mentioned, I’m particularly pleased with the strength of the management team that is running the Company at this time.

I think as we look forward, again, for our strategic plan for the next five years, what we see is the opportunity to significantly grow each of the core businesses that we’re in. So, we see the retail banking having great opportunities to add new retail stores, to add customer bases, and to really expand and go much deeper into the markets that we have already chosen and we could — we could see very strong growth there. In the home lending area, our first job was to get a very strong platform that could compete with anybody in the business and we feel that we are moving in very good position there and now we will start to shift our attention to profitable growth in that business.

Our Commercial Group led with both multi-family and Long Beach Mortgage have been having very substantial growth in the last year and we see that opportunity for the foreseeable future and a lot of market share gains that can be done there. And I think the real key — and now of course with Providian that gives us a whole new light into the stool, of growth and diversification, which we’re very, very excited about. So, I think the key for us for execution now will be to really focus and execute on the plan that we have. We don’t need to divert ourselves into a lot of different things. We have a great plan. We need to drive revenues, we need to keep our expense growth coming in much less than the revenue growth. We need to keep a very careful eye on credit, particularly in the risk around the extension and housing prices around the country. And I think our folks are focusing on all of those right elements. So, as we look over the next few years, we’re — as I mentioned, the Board is comfortable and we’re very comfortable we will deliver on the targets we’ve given you of a high teens return on equity and double-digit earnings growth.

     Bob Peck - Freemont Group — Analyst

     All right, thanks for your comments.

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Thank you.

Operator

     Our next question comes from Fred Cannon, KBW.

     Fred Cannon - KBW — Analyst

     Thanks and good afternoon. Just a quick question on the margin. I noted that your margin came in, I guess, about in line with the other lenders who do the monthly adjustables on a large amount. And if those other lenders would be getting to see in the last couple of months a stabilization in the margin, as we’re a year past the Fed beginning to raise rates and we seem to be seeing a bottoming out in it the last couple of months. Shouldn’t we expect that same kind of bottoming out to be occurring at Washington Mutual?

     Tom Casey - Washington Mutual — CFO

     Yes, Fred, this is Tom. I think that’s right. That’s why we feel comfortable with the 2.60 to 2.70 range, as I mentioned, that, if you think about it, June was a year — a year ago when the Fed started to move rates. And so we would expect that any additional moves would have less impact going forward. But we still feel that — we’re cautious on the outlook and we still feel that 2.6 to 2.7, we think, is a range that we can deliver the net interest margin on.

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

     Fred Cannon - KBW — Analyst

     Great, thanks very much.

Operator

     Our next question comes from Bruce Harting, Lehman Brothers.

     Bruce Harting - Lehman Brothers — Analyst

     Is — my understanding is Mr. Bindra now will spending a lot more time on building up securitization in capital markets and where on the noninterest income line would we see sort of the beginning increments of that as you do more of your own securitizations and secondary market activities? And is it true that most of that is yet to be seen? And then, Kerry, just in the very beginning, you made comments that you’d like to have the MSR remain less than a certain percent of capital. Can you just go through that again? And is that by virtue of simply keeping the MSR flat? Or will we no longer see any growth in servicing — total loan servicing for others because that dollar amount of servicing for others has been pretty flat for five or six quarters now. So is that what we should expect, for that to remain flat even as your loan volume increases and how would you accomplish that, would you simply sell servicing? Thanks.

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Thanks, Bruce. Again, this is Kerry. I will take the MSR question, then hand off to Steve to talk about the other one. First, let me frame, again, our long-term target, post the Providian acquisition — or combination, will be to target mortgage servicing rights at 25% of the — of the equity capital of Washington Mutual. Now, we think that that is a prudent level that gives us the right level of diversification yet still allows us to have a significant participation in the servicing business and we just think it’s the right mix for our particular balance sheet and reflects a diversified financial services company. Similar as I mentioned, to a Wells Fargo, as opposed to somebody who is not — or less diversified, such as a Countrywide would be. That’s really the future of this company. We are not going down the direction of being a highly concentrated company.

So, I — as we have modeled out our growth, remember that our equity capital, we expect to grow, we expect to be highly profitable with our high teens return on equity. We expect retention to capital to grow to allow our balance sheet to grow at a very good clip. And so when you put all of those together, you could easily see our MSR portfolio continuing to grow but doing so in line with the growth of our — of the capital of the Company.

Another consideration I’d like to have investors do is delink — delink for a moment our desire to service loans from the mortgage servicing right asset. We would love to grow our mortgage servicing business at the fastest clip that we can handle operationally and prudently. We like the business, it’s profitable for us. And we would like to continue to expand that area. However, we will be cautious about how much of the mortgage servicing right asset that we bring on the books. So, if we can find opportunities to reduce the asset itself through originating loans at lower servicing spreads in the future, so we don’t have to capitalize so much of that loan or if we’re able to do transactions, such as selling interest-only strips out of the portfolio, we would certainly consider to do that.

And the final comment I’d make on that is it also means strategically we will focus on the retail and wholesale channels, which are — we think, higher value-added, as opposed to the correspondent channel, which is a lower margin and is basically a surrogate for just adding mortgage servicing right assets to the balance sheet. That’s, in effect, what happens with that channel. So, I think — so, there is a bit of a strategic focus that we’ve had, that retail and wholesale is really what we want to do in that business. Now, for the other question, I will turn it over to Steve.

     Steve Rotella - Washington Mutual — President, COO

     In terms of Taj Bindra, Bruce, Taj, just to clarify, his job is to run our finance unit within home loans, our market risk and capital markets functions and also our servicing operations. So, a big job. One of the aspects of that and I think you alluded to it is taking product and selling it through into the secondary markets, including some conduit operations, which we feel very good about and we continue to develop and we believe we have a top-tier team to do that. But I just want to emphasize that he has a broad and big job and that’s just one of the aspects of his responsibilities. In terms of any income that accrues from those operations and capital markets, either through the conduit or elsewhere, I will pass that over to Tom and make sure he keeps me honest in terms of what line items they’d appear in.

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

     Tom Casey - Washington Mutual — CFO

     Yes. What we’re doing, Bruce, is obviously the Washington Mutual Capital Corp. is helping us distribute a lot of our product. So, what we’re doing is distributing them more efficiently. So, you’re going to see the income come through in increased gain on sale. You will also see them managing our — parts of our available — held for sale portfolio so you will get some additional spread income and to the extent there’s any trading activity there will be other income. So, it’s going to be across the income statement. We see terrific revenue growth in that business year-over-year and great linkage between it and all of our businesses to distribute our products more efficiently.

     Bruce Harting - Lehman Brothers — Analyst

     Thank you.

     Tom Casey - Washington Mutual — CFO

     Thanks.

Operator

     Our next question comes from George Sacco, JP Morgan.

     George Sacco - JP Morgan — Analyst

     Hi. Two quick questions. First, we’ve heard that spreads for the option ARM product in the secondary market have been coming under some pressure recently. I wanted to know — I know you said demand remains strong, but I wanted to know if you’ve seen some weakening in the spreads for that product? And second question, during the quarter, did you sell any subprime nonperforming assets? And if so, how much?

     Tom Casey - Washington Mutual — CFO

     Hey, George, it’s Tom. Just on the option ARMs, as I mentioned, I think it was to Paul, we are seeing margins come down slightly but they’re still very, very good. We still feel very confident we can generate the gain on sale with that product. But as that product, a lot more volume comes into the market. The spreads are coming down slightly. With regard to subprime, we continually work through our subprime activities, at pretty small dollar amounts, less than $100 million this quarter of nonperforming subprime.

     George Sacco - JP Morgan — Analyst

     Less than 100 million that was sold?

     Tom Casey - Washington Mutual — CFO

     That was sold.

     George Sacco - JP Morgan — Analyst

     Are we talking 25, 50, 75?

     Tom Casey - Washington Mutual — CFO

     We don’t give the specifics, but it’s less than 100. So, pretty immaterial when you look at our total sales of over 37 billion.

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

     George Sacco - JP Morgan — Analyst

     Okay. And then just one quick question, in your allowance for loan losses, the negative — the other, which is a negative 29, is that related to that sale?

     Tom Casey - Washington Mutual — CFO

     The negative 29?

     George Sacco - JP Morgan — Analyst

     Yes.

     Tom Casey - Washington Mutual — CFO

     No, that’s related to the transfer of the — of the 2.9 option ARMs I mentioned earlier.

     George Sacco - JP Morgan — Analyst

     Okay, sorry.

     Tom Casey - Washington Mutual — CFO

     That’s the allowance related to it.

     George Sacco - JP Morgan — Analyst

     Okay. Thanks.

Operator

     Our next question comes from Eric Wasserstrom, UBS.

     Eric Wasserstrom - UBS — Analyst

     Thanks. Two points of clarification, please. The first is, I think, Steve, you indicated that the number of openings this year, of new retail stores, was going to be somewhere between 200 and 225. Is that a function of choosing to open fewer new stores or of a function of accelerating the number of closures of say stores that are not meeting their return hurdle?

     Steve Rotella - Washington Mutual — President, COO

     It’s the former. It’s — again, as I mentioned, the competition in the marketplace for locations is pretty intense and we have a very rigorous disciplined approach to investment. And it’s simply related to that.

     Eric Wasserstrom - UBS — Analyst

     Okay. And the number — do you have the number of stores that you’ve opted to close year-to-date?

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

     Steve Rotella - Washington Mutual — President, COO

     I would have to get back to you. We sold a very small number of nonstrategic, I believe five stores in Texas, not too long ago. But other than that, I don’t believe there have been any other closures but we can get back to you on that.

     Eric Wasserstrom - UBS — Analyst

     Okay, great. Thanks very much.

Operator

     Our next question comes from Robert Lacoursiere with Banc of America Securities.

     Robert Lacoursiere - Banc of America Securities — Analyst

     Yes, good afternoon, thank you. Listen, I wonder if you can give us a sense of how the performance of your option ARM is on balance sheet, the ones you’ve retained in your portfolio? Could you give us the level — how much is negative amortizing and what the accumulated deferred interest revenue is from that product?

     Tom Casey - Washington Mutual — CFO

     Yes, Robert, this is Tom. I think as I mentioned earlier, the amount of negative amortization, as we defined it as the amount above the original loan amount, is pretty small at $26 million. We feel that’s the more appropriate way to think about the risk profile of this asset class. We have not disclosed the amount of deferred interest at this time. We will continue to look at that and see if it’s relevant. But we think the more appropriate assessment of the risk is the amount above the original loan value.

     Robert Lacoursiere - Banc of America Securities — Analyst

     Thank you.

Operator

     Our next question comes from Brad Ball, Prudential Equity Group. Mr. Ball, your line is open.

     Brad Ball - Prudential Equity Group — Analyst

     I’m sorry, thank you. Another follow-up question with respect to the branch openings. You’re reducing the number of branches this year should throw off some cost savings, if you figure a million or so per branch, maybe 25 or 50 million of savings by not opening those extra 25 to 50 branches. Does that factor into your expense number? It’s not a significant amount with 7.5 billion of total expenses. And also, I guess more importantly, is part of the decision to scale back on the branch openings related to some competition you may be seeing on the deposit pricing side? We’ve been hearing about pretty intense competition out there, especially in the New York market. And if you are seeing it, where are you seeing that competition? And then just finally, Kerry had mentioned that there are some geographies, some pockets of weakness you have identified from a credit standpoint. I wonder if you could elaborate on where those are, where you’re concerned about home prices outpacing the growth rate of incomes?

     Kerry Killinger - Washington Mutual — Chairman, CEO

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

     Yes, this is Kerry. I will take a stab, particularly at the last one. I think in terms of the geographies, we very carefully monitor every market we’re in around the country. As a matter of policy, we don’t publicly discuss about which markets we might be particularly troubled about or have a particular opinion in. We think that’s very important, very propriety information that we use in both determining what loans we want to hold in portfolio and which ones we want to sell, how we want to manage and so forth so we don’t — I can’t really comment about specific communities. I think — let’s see, maybe turning to the branch question. Steve, do you want to?

     Steve Rotella - Washington Mutual — President, COO

     Yes, the — first of all, as Tom said, we’re very happy with our expense control across the Company and we continue to focus on productivity and expense management. The branch target we gave you is really not factored significantly into that number because it’s really back-end loaded in the second half of the year and it will have some impact in the fourth quarter, but it’s pretty minimal. And as I said, and related to your second question around deposit pricing, this decision on our part is really — it’s focused on competition in the marketplace for “A,” locations and the rigor we put around our return hurdles for opening new stores.

     Brad Ball - Prudential Equity Group — Analyst

     Okay, thank you.

Operator

     Our next question comes from Bob Napoli with Piper Jaffray.

     Bob Napoli - Piper Jaffray — Analyst

     Good afternoon. Just on the — the store openings, I was wondering if there’s any market in particular where you are scaling back those openings?

     Steve Rotella - Washington Mutual — President, COO

     Oh, as you know, we’re opening new stores in existing markets and really that spread across all of the markets that are important to us.

     Bob Napoli - Piper Jaffray — Analyst

     So, the reduction will come from each market?

     Steve Rotella - Washington Mutual — President, COO

     Well, I wouldn’t view it as a reduction. Again, we’re ranging this between 200 and 225 and the difference between that and the early guidance of 250 is spread across all the states we do business in today.

     Bob Napoli - Piper Jaffray — Analyst

     Is there any market in particular that you are — that is — you would point out as being disappointing relative to your expectations?

     Steve Rotella - Washington Mutual — President, COO

     I wouldn’t, no.

     Bob Napoli - Piper Jaffray — Analyst

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

     Great. Thank you.

Operator

     Our next question comes from Don Jones, Credit Suisse First Boston.

     Don Jones - Credit Suisse First Boston — Analyst

     Good afternoon and congratulations on a solid quarter performance. Briefly, can you tell us what the percentage of home equity loans that Washington Mutual has on balance sheet that are part — to creditors that don’t also have their first mortgage with Washington Mutual?

     Steve Rotella - Washington Mutual — President, COO

     Well, the percentage of customers who have a first mortgage and a home equity with us is very small. And that’s — that’s an opportunity for us, obviously, as it relates to cross-selling home equity loans in the future to those customers who are appropriate for that.

     Don Jones - Credit Suisse First Boston — Analyst

     Okay, so there’s a very small percentage, de minimus amount of home equity loans to customers who don’t also have a first mortgage with—?

     Steve Rotella - Washington Mutual — President, COO

     De minimus is the word I would use, yes.

     Don Jones - Credit Suisse First Boston — Analyst

     Any concern about possible refinancing or paydowns of home equity loans by customers as the yield curve flattens and they may look to go to more traditional types of mortgages?

     Steve Rotella - Washington Mutual — President, COO

     Well, to date we haven’t seen that kind of behavior and, frankly, strategically, the home equity product tends to be counter cyclical to the first mortgage business, particularly in times when re-fis start decreasing. So, we think that’s a good counterbalancing product in our portfolio as we move forward.

     Don Jones - Credit Suisse First Boston — Analyst

     Okay. Lastly, as Providian and other card companies probably have to — or some card companies are conforming to minimum payment schedules, has Providian already conformed to the new guidelines set by the OCC? Or is that something that they will have to do at some point in the near-term?

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Well, it’s probably inappropriate for us to answer on their behalf today.

     Don Jones - Credit Suisse First Boston — Analyst

     Okay.

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

     Kerry Killinger - Washington Mutual — Chairman, CEO

     I think they will be on their conference call, I believe it’s tomorrow, so.

     Don Jones - Credit Suisse First Boston — Analyst

     Okay. All right.

     Kerry Killinger - Washington Mutual — Chairman, CEO

     You’ll have that opportunity. Thank you.

     Don Jones - Credit Suisse First Boston — Analyst

     Thanks again.

Operator

     Our next question comes from Joan Lappin, Gramercy Capital Management.

     Joan Lappin - Gramercy Capital Management — Analyst

     Good afternoon, folks. I’m new to your party and I’m very interested. I’ve been a very happy Providian shareholder for the last three years and watching them clean that up and I think you’re getting a bargain. And I would be shocked if this was not accretive immediately, which I think is kind of what you said today. If so, for those of us who don’t know your story, all I’ve been able to find out is you have a lot of detractors and not too many fans because your stock has been stuck in the mud for about five years. So, just to cut to the chase. Which makes it more interesting to me. Because if you’re coming out of a period of malaise, they will all jump on, which is good. So I just wonder how you would respond to that. I don’t know what’s been the matter there for the last few years, but obviously something. And how would you summarize it? And why you think you’re now going to go in the right direction and are making such a clever acquisition.

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Thanks, Joan. Interesting question. I’m going to have — first thing, I’d encourage you as being a newer shareholder for us is please take a look at the long-term record. Again, had a chance to be in this position for about 16 years now and I think over that period, we have compounded out for shareholders at about 19, 20% a year, which is significantly better than the S&P 500, the S&P financial index or most of the major financial institutions. So, long-term record has clearly been there and we’ve outperformed the S&P 500 for the last 3, 5, 10, 15, and 20-year periods.

I think when we come into shorter periods of time, the stock will do whatever it does and certainly we’ve had to deal with rising interest rates and a slowdown in the residential home lending and some problems that we had to take care of ourselves in some different areas. And so I think the assessments we hope everybody will make about are we moving in the right directions? Do we have a good, solid plan? You might want to consider both the dividend policy of our company as well, because that’s given a very good part of the total return for our shareholders. And has been an increasing one over the years. And as I mentioned, in my comments earlier, the Board of Directors has been through a very thorough review of our plan and as we make judgments about how — what that can do in terms of achieving the results, that could be well rewarded by the stock market. We think that’s relatively good. So, we’re optimistic about what we can do over the next several years. Okay, I think we have time for one more question.

Operator

     Thank you. Our last question comes from Blaine Marter Lobe Partners.

Final Transcript
Jul. 20. 2005 / 2:00PM, WM — Q2 2005 Washington Mutual Earnings Conference Call

     Blaine Marter - Lobe Partners — Analyst

     Hi, just under the bell here, Kerry, you mentioned a couple of times on this call, perhaps I even heard it before, about the financial — Diversified Financial Services Company and that’s in the Company’s future. A lot of companies have attempted that. Maybe I’m over — overestimating your words there. Maybe you can elaborate on that a little bit? Would that be by acquisition or organic growth? And how will you avoid stumbling like a lot of your peers have in becoming more diversified?

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Thanks, Blaine. I think the first thing is our diversification will come predominantly in the markets of consumer and small business, which is something that we understand very well. The major change, though, will be a continued diversification away from prime residential loans to the — into a limited degree around keeping mortgage servicing rights within the targeted level I’d mentioned, of 25% of equity and then growing the percentages that are in home equity loans, multi-family loans, credit card loans now, some subprime residential loans and other miscellaneous commercial real estate activities that we’re involved in. And, again, as we look out a few years from now, I think you will see a balance sheet in the Company that just has a nice balance between those asset categories. What we’re indicating is that we can achieve our diversification goals without significant new asset categories. So, I think the asset categories we’re already involved in, that we have experience in, we’ve got history in, will be the ones that we will be focused on. We’re just going to want less in the way of prime residential loans on the balance sheet.

     Blaine Marter - Lobe Partners — Analyst

     Thanks a lot.

     Kerry Killinger - Washington Mutual — Chairman, CEO

     Okay? I think that, again, once again, thanks, everybody, for the call. That pretty well wraps up all the time that we have. Before we close, I would encourage everybody to remember that we have our investor day scheduled for New York on November 15, so, you might want to put in your hold the dates for those that are able to attend that, we look forward to seeing you then. Otherwise, we’ll end the call here and we look forward to talking to you at the third quarter conference call. Thank you.

Operator

     Thank you for joining today’s conference. That does conclude the call at this time. You may disconnect.

DISCLAIMER

Thomson Financial reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON FINANCIAL OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2005, Thomson StreetEvents All Rights Reserved.